UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Terra Nostra Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88101C 106

(CUSIP Number)

Andrew Graham

Sofaer Global Research (UK) Limited

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44 20 7259 4458

with a copy to:

Kristian E. Wiggert

Morrison & Foerster (UK) LLP

CityPoint

One Ropemaker Street

London EC2Y 9AW

United Kingdom

+44 20 7920 4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88101C 106

1.	Names of Reporting Persons Sofaer Capital Natural Resources Hedge Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,384,615 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,384,615 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,384,615 (consisting entirely of shares issuable upon conversion of the Notes and exercise of the Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Sofaer Capital Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,107,692 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power 1,614,462 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	9.	Sole Dispositive Power 1,107,692 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power 1,614,462 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,722,154 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Sofaer Parties.

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Sofaer Capital Asian Hedge Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 182,769 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 182,769 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,769 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Sofaer Capital Emerging Markets Hedge Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,077 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 47,077 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,077 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Cheyne Capital Management (UK) LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England & Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Cheyne Parties.

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 88101C 106

1.	Names of Reporting Persons Cheyne General Partner Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,950,232 (consisting of 5,235,947 outstanding shares and 3,714,285 shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Cheyne Parties.

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Kristoffer Andenaes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,057,143 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,057,143 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,057,143 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88101C 106

1.	Names of Reporting Persons Anthony Giammalva

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,221,714 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,221,714 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,714 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88101C 106

1.	Names of Reporting Persons Holland Park Emerging Markets Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Holland Park Parties.

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Holland Park Capital LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,846 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons other than the Holland Park Parties.

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88101C 106

1.	Names of Reporting Persons Alpha Capital Anstalt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 728,571 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 728,571 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,571 (consisting entirely of shares issuable upon conversion of Notes and exercise of Warrants)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
The Reporting Person disclaims beneficial ownership of the Collateral Shares and the shares beneficially owned by the other Reporting Persons.

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Terra Nostra Resources Corp. (the “Issuer”).

The principal executive offices of the Issuer are located at 790 E. Colorado Blvd., 9th Floor, Pasadena, California 91101.

Item 2.	Identity and Background
(a), (b), (c) and (f) This Statement is filed by each of the following persons (the “Reporting Persons”):
	(i)	Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“SCNRF”);
	(ii)	Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAF”);
	(iii)	Sofaer Capital Emerging Markets Hedge Fund, a Cayman Islands mutual trust (“SCEMF”);
	(iv)	Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”) and an affiliate of SCNRF, SCAF and SCEMF (together with Sofaer, the “Sofaer Parties”);
	(v)	Cheyne Capital Management (UK) LLP, a limited liability partnership incorporated under the laws of England and Wales (“Cheyne LP”);
	(vi)	Cheyne General Partner Inc., a Cayman Islands corporation (“Cheyne GP”) and an affiliate of Cheyne LP (together the “Cheyne Parties”);
	(vii)	Kristoffer Andenaes;
	(viii)	Anthony Giammalva;
	(ix)	Holland Park Emerging Markets Fund (“Holland Park Fund”);
	(x)	Holland Park Capital LLP (“Holland Park LLP”) and an affiliate of Holland Park Fund (together the “Holland Park Parties”); and
	(xi)	Alpha Capital Anstalt (“Alpha Capital”).

The place of organization, the principal business, the address of its principal business and the address of the principal office of each Reporting Person is set forth on Schedule A.  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each person enumerated in Instruction C to Schedule 13D with respect to the Reporting Persons are also set forth on Schedule A (collectively, the “Named Individuals”).

(d) and (e)  During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Named Individuals, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which they were issued 10% Senior Secured Convertible Notes of the Issuer (the “Notes”) and warrants to purchase Issuer common stock (the “Warrants”) on October 19, 2007 and November 21, 2007, respectively.  The Notes issued on October 19, 2007 (the “October Notes”) are convertible into shares of the Issuer’s Common Stock at a conversion price of $1.75 (although the conversion price for $500,000 of Notes held by Alpha Capital was subsequently reduced to $1.00), and each of the Warrants issued on October 19, 2007 has an exercise price of $1.75.  The Notes issued on November 21, 2007 (the “November Notes”) are generally convertible into shares of the Issuer’s Common Stock at a conversion price of $3.25, and the Warrants issued on November 21, 2007 generally have an exercise price of $3.25. The Reporting Persons currently hold $13,075,000 in aggregate principal amount of the Notes and Warrants to purchase 11,997,714 shares of the Issuer’s Common Stock ($3,000,000 of such Notes and 2,514,285 of such Warrants having been issued on October 19, 2007 and $10,075,000 of such Notes and 3,357,714 of such Warrants having been issued on November 21, 2007).  The Reporting Persons purchased such Notes and Warrants for $13,075,000 using working capital and personal funds. The Cheyne Parties also purchased 5,235,947 shares of Common Stock for approximately $25 million using working capital funds.

In connection with the Purchase Agreement, the Reporting Persons also entered into a Pledge Agreement (the “Pledge Agreement”) by and among Sun Liu James Po (the “Pledgor”), the holders of the Notes, as secured parties, and Wollmuth Maher & Deutsch LLP (“WMD”), as Collateral Agent.  Pursuant to the Pledge Agreement, the Pledgor pledged 27,096,138 shares of the Issuer’s Common Stock as security for repayment of the Notes (the “Collateral Shares”).  The October Notes were due on July 19, 2008 and the November Notes were due on August 21, 2008.  The Issuer has not repaid the Notes when due, causing an event of default under the Notes (the “Default”).  Pursuant to the Pledge Agreement, upon a Default, holders of the Notes representing a majority of the principal amount of the Notes may direct the Collateral Agent (i) to transfer the Collateral Shares to the name of the Collateral Agent or its nominee, (ii) to sell the Collateral Shares, (iii) to exercise any and all rights as beneficial and legal owner of the Collateral Shares, including any and all voting rights and (iv) to exercise any other rights granted pursuant to the Pledge Agreement.  The Reporting Persons represent a majority in principal amount of the outstanding Notes, and thus may be deemed the beneficial owners of the Collateral Shares.  However, the Reporting Persons have neither taken nor agreed to take any such action pursuant to the Pledge Agreement.  Each of the Reporting Persons disclaims beneficial ownership of the Collateral Shares.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired the Notes and Warrants, and beneficial ownership of certain of the shares of Common Stock for which the Notes and Warrants are convertible or exercisable and to which this Statement relates, for investment purposes.  As described in Item 3 above, the Reporting Persons may also be deemed to be beneficial owners of the Collateral Shares, which represent the remainder of the shares of Common Stock to which this Statement relates, but the Reporting Persons disclaim such beneficial ownership.  If the Default continues, the Reporting Persons may agree to subsequently develop plans or proposals that relate to or would result in the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to:

(a) the acquisition or disposition of securities of the Issuer, including the Collateral Shares;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;
(c) a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries; and
(d) a change in the present board of directors or management of the issuer, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Issuer, any plans proposed by the Issuer with respect to repayment of the Notes, and all remedies and options that such Reporting Person has with respect to the Notes, the Collateral Shares, and any shares of Common Stock it may own.

Item 5.	Interest in Securities of the Issuer

(a)

The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein.  As a group, the Reporting Persons may be deemed to currently beneficially own 44,329,799 shares of Common Stock (27,096,138 shares of which consist of the Collateral Shares and 11,997,714 shares of which may be acquired pursuant to conversion of the Notes and exercise of the Warrants), or 56.5% of the Issuer’s Common Stock, based on 66,411,887 shares of Common Stock of the Issuer outstanding as of July 31, 2008 and assuming conversion of the Notes and exercise of the Warrants beneficially owned by the Reporting Persons.  Each Reporting Person declares that the filing of this Statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this Statement that are owned by any other Reporting Person or constitute any of the Collateral Shares and each Reporting Person disclaims any such beneficial ownership.

(b)

The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein. The Reporting Persons may also be deemed to have shared power to direct the vote and disposition of the Collateral Shares, consisting of 27,096,138 shares of Issuer Common Stock.

	(c)	Not applicable.
(d)

The shares of Common Stock beneficially owned by the Cheyne Parties were purchased by Cheyne LP as discretionary investment manager for the Cheyne Global Emerging Markets Fund and the Cheyne Value Fund (together the “Cheyne Funds”).  Cheyne GP acts as the general partner of the Cheyne Funds.  The Cheyne Parties beneficially own 8,673,762 shares of Common Stock with respect to the Cheyne Global Emerging Markets Fund and 276,470 shares of Common Stock with respect to the Cheyne Value Fund.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in response to Items 3, 4 and 5 is incorporated into this Item 6.  The descriptions of the Purchase Agreement, the Notes, the Pledge Agreement and the Warrants are not complete and are qualified in their entirety by reference to the complete text of such agreements which are filed as Exhibits 2, 3, 4 and 5 hereto, respectively, and incorporated herein by reference.

In connection with the Purchase Agreement, the Reporting Persons also entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register the shares of Issuer Common Stock issuable pursuant to the Notes and the Warrants as well as the Collateral Shares following a Default pursuant to the Securities Act of 1933, as amended.  The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement filed as Exhibit 6 hereto and incorporated herein by reference.

On August 20, 2008, WMD resigned as Collateral Agent under the Pledge Agreement.  Pursuant to the terms of the Pledge Agreement, the Reporting Persons appointed Law Debenture Trust Company of New York as successor Collateral Agent on September 10, 2008.

Item 7.	Material to be Filed as Exhibits

Exhibit No.
	Exhibit 1	Joint Filing Agreement and Power of Attorney dated as of September 22, 2008 by and among the Reporting Persons.
	Exhibit 2	Form of Securities Purchase Agreement between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).
Exhibit 3

Form of 10% Senior Secured Convertible Promissory Note of Terra Nostra Resources Corp. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit 4

Form of Pledge Agreement by and among Sun Liu James Po, as Pledgor, the holders of the Notes and Wollmuth Maher & Deutsch LLP, as Collateral Agent (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

	Exhibit 5	Form of Warrant issued by the Issuer to holders of the Notes (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).
Exhibit 6

Form of Registration Rights Agreement by and between the Issuer and the holders of the Notes (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2008

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

By:	/s/ S. Frost
Name: S. Frost
Title: Investment Manager

SOFAER CAPITAL INC.

By:	/s/ Winnie Leung
Name: Winnie Leung
Title: Authorized Signatory

By:	/s/ Binnie Lau
Name: Binnie Lau
Title: Authorized Signatory

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ S. Frost
Name: S. Frost
Title: Investment Manager

SOFAER CAPITAL EMERGING MARKETS HEDGE FUND

By:	/s/ S. Frost
Name: S. Frost
Title: Investment Manager

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Simon James
Name: Simon James
Title: Compliance Officer

CHEYNE GENERAL PARTNER INC.

By:	/s/ James E. Lieber
Name: James E. Lieber
Title: Director

KRISTOFFER ANDENAES

/s/ Kristoffer Andenaes

ANTHONY GIAMMALVA

/s/ Anthony Giammalva

HOLLAND PARK EMERGING MARKETS FUND

By:	/s/ Mohamed Abdel-Hadi
Name: Mohamed Abdel-Hadi
Title: Director

HOLLAND PARK CAPITAL LLP

By:	/s/ James G. Stevenson
Name: James G. Stevenson
Title: Partner

ALPHA CAPITAL ANSTALT

By:	/s/ Konrad Ackermann
Name: Konrad Ackermann
Title: Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule A

Identity and Background of the Reporting Persons and Named Individuals

Set forth below is certain information required by Item 2 of Schedule 13D with respect to the Reporting Persons and also with respect to the Named Individuals as specified in Instruction C to Schedule 13D.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Sofaer Capital Natural Resources Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Asian Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Emerging Markets Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Citco Trustees (Cayman) Limited*	Cayman Islands	Trustee	Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

* Citco Trustees (Cayman) Limited is the Trustee of each of the Sofaer Capital Natural Resources Hedge Fund, Sofaer Capital Asian Hedge Fund and Sofaer Capital Emerging Markets Hedge Fund.  The Trustee has entered into a managing agreement with Sofaer Capital, Inc. to manage the funds held in the trust.

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Robert Thomas	United Kingdom	Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Nicholas Watkins	United Kingdom	Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Sofaer Capital Inc.	British Virgin Islands	Investment Advisor	Craigmuir Chambers Road Town Tortola British Virgin Islands

Michael Sofaer	Hong Kong	Sole Director and Officer of Sofaer Capital Inc.	16th Floor 16 Ice House Street Central Hong Kong

Cheyne Capital Management (UK) LLP	England and Wales	Investment Advisor	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Jonathan Lourie	United Kingdom	Partner and Chief Investment Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Stuart C. Fiertz, CFA	United Kingdom	Partner, President and Director of Research of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Gary Ibbott FCCA	United Kingdom	Partner and Chief Financial Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Simon James	United Kingdom	Compliance Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Natalie Withers	United Kingdom	Head of Operations of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Jeffrey Bronheim	United Kingdom	General Counsel of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Vasilios Siokis	United Kingdom	Risk Manager of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Mark Harrison	United Kingdom	Chief Operating Officer of Cheyne LP	Stornoway House, 13 Cleveland Row, London SW1A IDH England

Cheyne General Partner Inc.	Cayman Islands	General Partner of various investment funds	Walker House, 87 Mary Street, Georgetown Cayman Islands KY1-9001

Ronan Daly		Independent-Non Executive Director of Cheyne GP	13 Grosvenor Place Rathmines Dublin 6 Ireland

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Andrew Galloway		Director and Principal of ICG Management Limited	ICG Management Limited 3rd Floor Zephyr House 122 Mary Street PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands

Daniele Hendry		Director of Cheyne Capital (Schweiz) AG	Scwalbenbodenstrasse 19 8832 Wollerau Switzerland

Philippe Lette		Senior Partner of Lette Lette & Partners	Lette & Associes (Geneva) 20, rue du Marche CH-1204 Geneva Switzerland

James Lieber		President of Lieber Solutions sarl	54 Avenue Montaigne 75008 Paris France

Ralph Fulton Woodford		Director and Principal of ICG Management Limited	ICG Management Limited 3rd Floor Zephyr House 122 Mary Street PO Box 715 George Town, Grand Cayman KY1-1107 Cayman Islands

Kristoffer Andenaes	Norway	Investor	Schiøtts vei 7 0286 Oslo Norway

Anthony Giammalva	USA	Chief Executive Officer of Sound Energy Partners, Inc.	Sound Energy Partners, Inc. 354 Pequot Avenue Southport, CT 06890

Holland Park Emerging Markets Fund	Cayman Islands	Mutual Trust	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Name	Jurisdiction of Organization or Citizenship	Principal Business or Present Principal Occupation or Employment	Address of Principal Business and Principal Office

Mehdi Dazi		Chairman of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Mohamed Abdel-Hadi	United Kingdom	Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Vijayabalan Murugesu		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Paul J. Kehoe		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Javier Santiso		Director of Holland Park Emerging Markets Fund	Queensgate House, South Church Street, PO Box 1234 GT, Cayman Islands

Holland Park Capital LLP	England and Wales	Investment Advisor	4th Floor, 4 Cork Street, London, W1S 3LG England

Mohamed Abdel-Hadi	United Kingdom	Partner of Holland Park Capital LLP	4th Floor, 4 Cork Street, London, W1S 3LG England

James Galloway Stevenson	United Kingdom	Partner of Holland Park Capital LLP	4th Floor, 4 Cork Street, London, W1S 3LG England

Alpha Capital Anstalt	Leichtenstein	Investment Fund	Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein

Konrad Ackermann	Leichtenstein	Director of Alpha Capital Anstalt	Pradafant 7, Furstentums 9490, Vaduz, Liechtenstein